UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES ACT OF 1934
For the month of September, 2005
Commission File Number: 0-29154
IONA Technologies PLC
(Translation of registrant’s name into English)
The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Companies Registration Office

Registration fee
	Companies Acts 1963 to 2005	stamp to be
Special Resolution		affixed above
This form must be typewritten
FORM NO

Section 141 of the Companies Act 1963	Company Number 171387	G1

(16)
Company name in full
IONA TECHNOLOGIES PLC

BY WRITTEN RESOLUTION OF THE MEMBERS OF THE SAID COMPANY

On the 25th Day August Month 2005 Year

The following Special Resolution(s) was/were duly passed

1.	“That:-
(a)	the Company and/or any subsidiary (as such expression is defined by the EC (Public Limited Companies Subsidiaries) Regulations 1997) of the Company be generally authorised to make market purchases (as defined by Section 212 of the Companies Act, 1990) of shares of any class of the Company on such terms and conditions and in such manner as the Directors may from time to time determine in accordance with and subject to the provisions of the Companies Act, 1990 and to the restrictions and provisions set out in Article 11(e) of the Articles of Association of the Company;

(b)	the re-issue price range at which any treasury shares (as defined by Section 209 of the Companies Act, 1990) held by the Company may be re-issued off-market shall be the price range set out in Article 1l(f) of the Articles of Association of the Company; and

(c)	the authorities hereby conferred shall expire at the close of business (local Irish time) on the earlier of the date of the next annual general meeting of the Company after the passing of this resolution or February 24, 2007 unless previously revoked or renewed in accordance with the provisions of the Companies Act, 1990.”

I hereby certify that the above particulars are correct  ☐ Director   ☑ Assistant Company Secretary   Date: 30 August 2005
Signature /s/ Donal Moriarty

Name Block letters please Donal Moriarty

Presenter’s name	Address Fitzwilton House, Wilton Place, Dublin 2

William Fry, Solicitors

Telephone Number (01) 639 5000	Reference: 011407.0121.IOS

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC

Date: September 1, 2005	By:	/s/ Peter M. Zotto

Peter M. Zotto Chief Executive Officer